

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Mr. Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, Texas 77056

> **Re: Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed January 31, 2013**
> **Response Letter dated May 17, 2013**
> **File No. 1-04601**

Dear Mr. Kibsgaard:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We note your response to prior comment one which indicates that you capitalize direct costs associated with certain services and products provided by your SPM division. We further note that you have concluded that the related costs of providing such services and products will be recoverable and therefore meet the definition of an asset pursuant to FASB Concepts Statement 6. Furthermore, you believe that capitalizing the direct costs is consistent with the guidance set forth in ASC 605-35-25-34. Please tell us how much time generally elapses from when you begin providing services and products in these types of arrangements until the time in which incremental production is established and payback is expected. In doing so, please provide examples of such arrangements and how the actual results compared to your expectations at the time of entering such arrangements. Finally, please refer to ASC 605-35-25-1 and tell us which method you follow with respect to accounting for your SPM arrangements.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.   Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director